UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 11-K
For Annual Reports of Employee Stock Purchase, Savings
and Similar Plans Pursuant to Section 15(d) of the
Securities Exchange
Act of 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition period from                      to
Commission file number 1-6196
A. Full title of the plans and address of the plans, if different from that of the issuer named below:
Piedmont Natural Gas Company, Inc. 401(k) Plan,
formerly known as the Piedmont Natural
Gas Company, Inc. Payroll Investment Plan and as successor to the
Piedmont Natural Gas Company, Inc. Salary Investment Plan
Piedmont Natural Gas Company, Inc. Salary Investment Plan (Final Report)
B. Name of issuer of the securities held pursuant to the plans and the address of its principal executive office:
Piedmont Natural Gas Company, Inc.
4720 Piedmont Row Drive
Charlotte, North Carolina 28210

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Piedmont Natural Gas Company, Inc. 401(k) Plan,
Formerly known as the Piedmont Natural Gas Company, Inc. Payroll Investment Plan and as
Successor to the Piedmont Natural Gas Company, Inc. Salary Investment Plan
Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007,
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008,
Supplemental Schedule as of December 31, 2008 and
Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
To the Benefits Committee and Participants in
Piedmont Natural Gas Company, Inc. 401(k) Plan
Charlotte, North Carolina
We have audited the accompanying statements of net assets available for benefits of Piedmont Natural Gas Company, Inc. 401(k) Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ McGladrey & Pullen, LLP
Charlotte, North Carolina
June 15, 2009

Piedmont Natural Gas Company, Inc. 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007

Assets
Participant-directed investments (Notes 3, 6 and 7)	$104,480,312	$40,943,661
Receivable — due from broker for securities sold	56,423	2,000
Receivable — employee contributions	500,705	—
Receivable — employer contributions	316,197	—
Cash	336	259,578

Total assets	105,353,973	41,205,239

Liabilities
Due to broker for securities purchased	56,762	261,578

Net assets available for benefits at fair value	105,297,211	40,943,661

Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	1,570,394	72,845

Net assets available for benefits	$106,867,605	$41,016,506

See Notes to Financial Statements.

Piedmont Natural Gas Company, Inc. 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008

Investment income (loss):
Net depreciation in fair value of investments (Note 3)	$(6,643,445)
Interest, dividends and other (Note 2)	1,526,045

Total investment loss	(5,117,400)

Contributions:
Employer’s	1,845,512
Participants’	2,984,315
Participants’ rollovers	184,812

Total contributions	5,014,639

Deductions from net assets attributed to:
Benefits paid to participants	2,609,671
Expenses (Note 6)	129,714

Total deductions	2,739,385

Net decrease	(2,842,146)

Transfers to other qualified plan (Note 1)	(1,501,143)

Transfer from Piedmont Natural Gas Company, Inc. Salary Investment Plan (Note 1)	70,194,388

Net assets available for benefits:
Beginning of year	41,016,506

End of year	$106,867,605

See Notes to Financial Statements.

Piedmont Natural Gas Company, Inc. 401(k) Plan
Notes to Financial Statements

Note 1. Description of the Plan
The following description of Piedmont Natural Gas Company, Inc. (the “Company”) 401(k) Plan (“the Plan”), formerly known as the Piedmont Natural Gas Company, Inc. Payroll Investment Plan (“Payroll Investment Plan”), is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
Plan merger: On September 3 2008, the Company’s Benefits Committee of the Board of Directors approved a merger as of November 30, 2008, whereby the Piedmont Natural Gas Company, Inc. Salary Investment Plan (“Salary Investment Plan”) was merged into the Payroll Investment Plan. The merger was completed on December 2, 2008 with the transfer of all assets to the successor entity known as the Plan. Employees who were eligible to participate in the Salary Investment Plan became eligible to participate in the Plan at the date of the merger at the same participation levels and Company matching contributions as the continuing Plan.
General: The Plan is a defined contribution plan providing benefits to participating bargaining unit hourly employees or their beneficiaries and, effective with the merger discussed above, to participating salaried and other non-bargaining unit employees or their beneficiaries, upon retirement, death or termination of employment (following a break in service, as defined in the Plan). As a result of a plan merger effective on October 1, 2001, participants’ accounts in the Company’s employee stock ownership plan (“ESOP”) were transferred into the predecessor Salary Investment Plan and Payroll Investment Plan. Former ESOP participants may remain invested in Piedmont common stock in the Plan or may sell the common stock at any time and reinvest the proceeds in other available investment options. Full-time employees become eligible to participate in the Plan on the first day of any pay period after they have completed thirty days of continuous service with the Company and attained age 18. The Benefits Committee of the Board of Directors of the Company controls and manages the operation and administration of the Plan. Wachovia Bank, N.A. (“Wachovia”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions: Prior to January 1, 2008, the Company matched 50% of employee contributions up to the first 10% of pay contributed. Beginning January 1, 2008 (January 1, 2009 for employees covered under the bargaining unit contract in Nashville, Tennessee), employees are able to receive a company match of 100% up to the first 5% of eligible pay contributed. Employees are still able to contribute up to 50% of eligible pay to the Plan on a pre-tax basis, up to the Tax Code annual contribution limit. The Company automatically enrolls all affected non-participating employees in the Plan as of January 1, 2008 (January 1, 2009 for employees covered under the bargaining unit contract in Nashville, Tennessee) at a 2% contribution rate unless the employee chooses not to participate by notifying the Plan administrator. For employees who are automatically enrolled in the Plan, the Company will automatically increase their contributions by 1% each year to a maximum of 5% unless the employee chooses to opt out of the automatic increase by contacting the record keeper. If the employee does not make an investment election, employee contributions and matches are automatically invested in a diversified portfolio of stocks and bonds. Participants may invest in Piedmont stock up to a maximum of 20% of their account. Employees may change their contribution rate and investments at any time. Additional amounts may be contributed by the Company at the discretion of the Company’s Board of Directors. There were no

Piedmont Natural Gas Company, Inc. 401(k) Plan
Notes to Financial Statements

Note 1. Description of the Plan (Continued)
discretionary Company contributions during the year ended December 31, 2008. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.
Participant accounts: Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of Company discretionary contributions, if applicable, and Plan earnings, and charged with any benefit payments and allocations of plan losses and expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments: Participants direct the investment of their contributions into various investment options offered by the Plan. Currently, the Plan offers eleven mutual funds, one common trust fund, one common collective trust fund, and one common stock fund as investment options for participants.
Vesting: All participant contributions and earnings thereon are fully vested and nonforfeitable upon allocation to the participants’ accounts. A participant will become 100% vested in his employer matching contributions after the participant completes six months of service.
Participant loans: A participant may borrow from his fund account a minimum of $1,000 up to a maximum of $50,000 or 50% of his account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at the average yield of five-year U.S. Treasury notes. Principal and interest is paid ratably through payroll deductions.
Payment of benefits: The vested balance of a participant’s account will be paid to the participant, or, in the case of death, to the spouse or beneficiary, if any, in a single, lump sum of cash or common stock as permitted by the Plan. However, a participant who retires with an account balance of more than $15,000 may elect payment over a specified number of years under an annuity contract purchased from a life insurance company selected by the participant.
Other: Prior to the plan merger, account balances totaling $1,655,843 of participants in the Plan who had moved from hourly positions to salaried positions, and were therefore becoming eligible to participate in the Salary Investment Plan, were transferred out of this Plan. In addition, the Plan received account balances totaling $154,700 from participants of the Salary Investment Plan.
Note 2. Summary of Accounting Policies
Basis of accounting: The accompanying financial statements of the Plan are prepared under the accrual method of accounting.
Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Piedmont Natural Gas Company, Inc. 401(k) Plan
Notes to Financial Statements

Note 2. Summary of Accounting Policies (Continued)
Investment contracts: As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.
The Plan invests in investment contracts through a collective trust in the Union Bond & Trust Company Stable Value Fund. As required by the FSP, the statements of net assets available for benefits presents the fair value of the investments in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.
Investment valuation and income recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 7 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the plan’s gains and losses on investments bought and sold as well as held during the year.
Management fees and operating expenses charged to the Plan for investments in the mutual funds and common trust fund are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Payment of benefits: Benefit payments to participants are recorded when paid.
Expenses: As provided by the plan document, administrative expenses (excluding certain trustee and fund management expenses) of the Plan are paid by the Company.
Accounting pronouncements: In February 2008, Financial Accounting Standards Board (“FASB”) issued Staff Position (FSP) No. 157-2, Effective Date of FASB Statement No. 157. FSP 157-2 deferred the adoption of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis to fiscal years beginning after November 15, 2008. In April 2009, the FASB issued FSP No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, effective for interim and annual reporting periods ending after June 15, 2009. FSP 157-4 provides guidance when determining fair value of financial assets and financial liabilities when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly. The Company has not evaluated the affect, if any, of these accounting pronouncements on the Plan’s financial statements.

Piedmont Natural Gas Company, Inc. 401(k) Plan
Notes to Financial Statements

Note 3. Investments
The Plan’s investments that represent 5% or more of net assets available for benefits as of December 31, 2008 and 2007, which includes the FSP as described in Note 2, are as follows:

	December 31,
	2008	2007
Enhanced Stock Market Fund of Wachovia — 181,041 and 81,559 units, respectively	$12,119,013	$8,576,389
Piedmont Natural Gas Stock Fund — Payroll 340,756 units	7,118,568	*
American Funds The Growth Fund of America (A) — 430,710 and 111,846 shares, respectively	8,820,949	3,803,870
American Funds Balanced Fund (A) — 146,693 shares	*	2,832,647
Union Bond and Trust Company Stable Value Fund —** 1,362,500 and 435,007 units, respectively	28,739,915	9,256,671
Dodge & Cox Income Fund — 913,153 shares	10,766,077	*
Dodge & Cox Stock Fund — 87,960 and 20,681 shares, respectively	6,541,617	2,859,381
Fidelity Advisor Series I Mid Cap Fund (T) — 121,520 shares	*	2,870,308
American Funds Europacific Growth Fund (A) — 216,942 and 54,624 shares, respectively	6,076,540	2,778,707
Participant loans	*	2,173,424

*	Represented less than 5% of the Plan’s net assets available for benefits as of this date.

**	Represents fully benefit-responsive investment contracts.

Piedmont Natural Gas Company, Inc. 401(k) Plan
Notes to Financial Statements

Note 3. Investments (Continued)
During the year ended December 31, 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Common trust fund — equity — Enhanced Stock Market Fund of Wachovia	$(2,459,783)

Common collective trust fund — Stable value	404,470

Common stock fund — Piedmont Natural Gas Stock Fund	287,807

Mutual funds:
Balanced	(633,287)
Fixed income	144,061
Equity	(3,258,022)
International equity	(1,084,570)
Other	(44,121)

Total mutual funds	(4,875,939)

Net depreciation in fair value of investments	$(6,643,445)

The Plan’s participants invest in various investment securities offered by the Plan. These investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.
During 2008, the credit and liquidity crisis in the United States and throughout the global financial system resulted in substantial volatility in financial markets and the banking system. These and other economic events have had a significant adverse effect on most investment securities. As a result, the Plan’s investments incurred a significant decline in fair value during the 2008 Plan year. Subsequent to year end and through the date of this report, the financial markets continued to experience significant volatility, which may have negatively affected the return on the Plan’s investments.
Note 4. Federal Income Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated May 20, 2003, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in

Piedmont Natural Gas Company, Inc. 401(k) Plan
Notes to Financial Statements

Note 4. Federal Income Tax Status (Continued)
compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
Note 5. Plan Termination
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
Note 6. Exempt Party-in-Interest Transactions
Certain plan investments are shares of a mutual fund and units of participation in a common trust fund managed by Wachovia. Wachovia is the trustee as defined by the Plan, and therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan to Wachovia for investment management services amounted to $97,290 for the year ended December 31, 2008.
At December 31, 2008 and 2007, the Plan held 340,756 and 65,739 units, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $4,995,402 and $898,088, respectively, and fair value of $7,118,568 and $1,145,579, respectively. During the year ended December 31, 2008, the Plan recorded dividend income on the common stock of the Company of $41,375.
Note 7. Fair Value of Financial Instruments
Effective January 1, 2008, the Plan adopted the provisions of SFAS No. 157, Fair Value Measurements. SFAS No. 157 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described as follows:
Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2: Inputs to the valuation methodology include:
•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Piedmont Natural Gas Company, Inc. 401(k) Plan
Notes to Financial Statements

Note 7. Fair Value of Financial Instruments (Continued)
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.
Common stock funds: Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds: Valued at the net asset value (‘NAV”) of shares held by the Plan at year end.
Common trust fund: Valued at the NAV of the funds in which it participates at year-end.
Participant loans: Valued at amortized cost plus accrued interest, which approximates fair value.
Common collective trust funds: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Piedmont Natural Gas Company, Inc. 401(k) Plan
Notes to Financial Statements

Note 7. Fair Value of Financial Instruments (Continued)
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as reported in the Statement of Net Assets Available for Benefits as “Participant-directed investments” as of December 31, 2008 and 2007:

	December 31, 2008
	Level 1	Level 2	Level 3	Total

Mutual funds	$51,355,804	$—	$—	$51,355,804
Common stock fund	7,118,568	—	—	7,118,568
Common trust fund	12,119,013		—	12,119,013
Common collective trust fund	—	—	28,739,915	28,739,915
Participant loans receivable	—	—	5,147,012	5,147,012

Total assets at fair value	$70,593,385	$—	$33,886,927	$104,480,312

	December 31, 2007
	Level 1	Level 2	Level 3	Total

Mutual funds	$19,791,598	$—	$—	$19,791,598
Common stock fund	1,145,579	—	—	1,145,579
Common trust fund	8,576,389	—	—	8,576,389
Common collective trust fund	—	—	9,256,671	9,256,671
Participant loans receivable	—	—	2,173,424	2,173,424

Total assets at fair value	$29,513,566	$—	$11,430,095	$40,943,661

Piedmont Natural Gas Company, Inc. 401(k) Plan
Notes to Financial Statements

Note 7. Fair Value of Financial Instruments (Continued)
Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

	December 31, 2008
	Common	Participant
	Collective	Loans
	Trust Fund	Receivables

Balance, beginning of year	$9,256,671	$2,173,424
Realized gains (loss)	34,643	—
Unrealized gains (loss) relating to instruments still held at the reporting date	369,827	—
Purchases, sales, issuances and settlements (net)	1,167,543	(87,839)
Adjustment from fair value to contract value	(1,570,394)
Transfer in from Salary Investment Plan	19,481,625	3,061,427

Balance, end of year	$28,739,915	$5,147,012

Note 8. Reconciliation of Financial Statements
The following is a reconciliation of net assets for benefits per the financial statements to the Form 5500:

	December 31
	2008	2007

Net assets available for benefits as presented in these financial statements	$106,867,605	$41,016,506
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,570,394)	(72,845)

Net assets available for benefits per the Form 5500	$105,297,211	$40,943,661

The following is a reconciliation of net decrease in net assets available for benefits per the financial statements to Form 5500:

Year Ended
December 31,
2008
Total investment loss per the financial statements	$(5,117,400)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,497,549)

Total investment loss per the Form 5500	$(6,614,949)

Piedmont Natural Gas Company, Inc. 401(k) Plan
Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2008

	Description of investment
	including maturity date,
Identity of issuer, borrower,	rate of interest, collateral,	Current
lessor, or similar party	par or maturity value	value
*Enhanced Stock Market Fund of Wachovia	Common trust fund, 181,041 units	$12,119,013
*Piedmont Natural Gas Stock Fund	Common stock fund, 340,756 units	7,118,568
*Evergreen Special Values Fund (A)	Mutual fund, 245,979 shares	3,382,206
American Funds The Growth Fund of America (A)	Mutual fund, 430,710 shares	8,820,949
American Funds Balanced Fund (A)	Mutual fund, 381,072 shares	5,251,176
Union Bond & Trust Company Stable Value Fund**	Common collective trust fund, 1,362,500 units	28,739,915
Dodge & Cox Stock Fund	Mutual fund, 87,960 shares	6,541,617
Columbia Mid Cap Value Fund (Z)	Mutual fund, 108,811 shares	919,454
T. Rowe Price New Horizons Fund	Mutual fund,110,595 shares	1,967,485
Munder Mid Cap Core Growth Fund (A)	Mutual fund, 283,688 shares	4,777,302
Dodge & Cox Income Fund	Mutual fund, 913,153 shares	10,766,077
American Funds Europacific Growth Fund (A)	Mutual fund, 216,942 shares	6,076,540
Thornburg International Value Fund	Mutual fund, 78,808 shares	1,529,659
PIMCO Real Return Bond (A)	Mutual fund, 103,723 shares	1,323,339
*Various participants	Loans to participants, at interest rates from 6.77% to 8.53% with maturities ranging from 2009 to 2027	5,147,012

		$104,480,312

*	Represents a party-in-interest.

**	Represents fully benefit-responsive investment contracts at fair value.
All investments are participant directed; therefore, cost information has not been presented.

Piedmont Natural Gas Company, Inc.
Salary Investment Plan

Statements of Net Assets Available for Benefits as of December 2, 2008 and December 31, 2007
Statement of Changes in Net Assets Available for Benefits for the Period from January 1, 2008 to December 2, 2008,
Supplemental Schedule as of December 2, 2008 and
Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
To the Benefits Committee and Participants in
Piedmont Natural Gas Company, Inc. Salary Investment Plan
Charlotte, North Carolina
We have audited the accompanying statements of net assets available for benefits of Piedmont Natural Gas Company, Inc. Salary Investment Plan (the “Plan”) as of December 2, 2008 and December 31, 2007, and the related statement of changes in net assets available for benefits for the period from January 1, 2008 to December 2, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As discussed in Note 1 to the financial statements, the Benefits Committee of the Board of Directors of Piedmont Natural Gas Company, Inc., the Plan’s sponsor, voted on September 3, 2008, to merge the Plan into the Piedmont Natural Gas Company, Inc. Payroll Investment Plan effective November 30, 2008. All plan assets were transferred on December 2, 2008 to the Piedmont Natural Gas Company, Inc. Payroll Investment Plan, which was renamed the Piedmont Natural Gas Company, Inc. 401(k) Plan.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 2, 2008 and December 31, 2007, and the changes in net assets available for benefits for the period from January 1, 2008 to December 2, 2008 in conformity with accounting principles generally accepted in the United States of America.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 2, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ McGladrey & Pullen, LLP
Charlotte, North Carolina
June 15, 2009

Piedmont Natural Gas Company, Inc. Salary Investment Plan
Statements of Net Assets Available for Benefits
December 2, 2008 and December 31, 2007

	2008	2007

Assets
Participant—directed investments (Notes 1, 2, 3, and 6)	$—	$96,795,414
Receivable — due from broker for securities sold	—	54,052
Cash	—	966,572

Total assets	—	97,816,038

Liabilities
Due to broker for securities purchased	—	1,020,624

Net assets available for benefits at fair value	—	96,795,414

Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	—	114,782

Net assets available for benefits	$—	$96,910,196

See Notes to Financial Statements.

Piedmont Natural Gas Company, Inc. Salary Investment Plan
Statement of Changes in Net Assets Available for Benefits
Period from January 1, 2008 to December 2, 2008

Investment income (loss):
Net depreciation in fair value of investments (Note 3)	$(27,816,371)
Interest, dividends and other	1,549,063

Total investment loss	(26,267,308)

Contributions:
Employer’s	2,778,394
Participants’	4,826,504
Participants’ rollovers	292,737

Total contributions	7,897,635

Deductions from net assets attributed to:
Benefits paid to participants	9,582,417
Expenses (Note 5)	264,861

Total deductions	9,847,278

Net decrease	(28,216,951)

Transfer from other qualified plan (Note 1)	1,501,143

Transfer to Piedmont Natural Gas, Inc. 401(k) Plan formerly known as the Payroll Investment Plan (Note 1)	(70,194,388)

Net assets available for benefits:
Beginning of year	96,910,196

End of year	$—

See Notes to Financial Statements.

Piedmont Natural Gas Company, Inc. Salary Investment Plan
Notes to Financial Statements

Note 1. Description of the Plan
The following description of Piedmont Natural Gas Company, Inc. (the “Company”) Salary Investment Plan (“the Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
Plan merger: On September 3, 2008, the Company’s Benefits Committee of the Board of Directors approved a Plan merger as of November 30, 2008, whereby the Plan was merged into the Piedmont Natural Gas Company, Inc. Payroll Investment Plan (“Payroll Investment Plan”). The Plan merger was completed on December 2, 2008 with the transfer of all assets to the successor Plan. These financial statements have been presented through the transfer date of December 2, 2008. The name of the Payroll Investment Plan was also changed at that time to the Piedmont Natural Gas Company Inc. 401(k) Plan (“401(k) Plan”). Employees who were eligible to participate in this Plan became eligible to participate in the 401(k) Plan at the date of the merger with no change in participation levels or Company matching contributions.
General: The Plan was a defined contribution plan providing benefits to participating salaried and other non-bargaining unit employees or their beneficiaries upon retirement, death or termination of employment (following a break in service, as defined in the Plan). As a result of a plan merger effective on October 1, 2001, participants’ accounts in the Company’s employee stock ownership plan (“ESOP”) were transferred into the Plan. Former ESOP participants could remain invested in Piedmont common stock in the Plan or could sell the common stock at any time and reinvest the proceeds in other available investment options. Full-time salaried employees became eligible to participate in the Plan on the first day of any pay period after they completed thirty days of continuous service with the Company and attained age 18. The Benefits Committee of the Board of Directors of the Company controlled and managed the operation and administration of the Plan. Wachovia Bank, N.A. (“Wachovia”) served as the trustee of the Plan. The Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions: Prior to January 1, 2008, the Company matched 50% of employee contributions up to the first 10% of pay contributed. Beginning January 1, 2008, employees were able to receive a company match of 100% up to the first 5% of eligible pay contributed. Employees were still able to contribute up to 50% of eligible pay to the Plan on a pre-tax basis, up to the Tax Code annual contribution limit. The Company began automatically enrolling all affected non-participating employees in the Plan as of January 1, 2008 at a 2% contribution rate unless the employee chose not to participate by notifying the Plan administrator. For employees who were automatically enrolled in the Plan, the Company would automatically increase their contributions by 1% each year to a maximum of 5% unless the employee chose to opt out of the automatic increase by contacting the record keeper. If the employee did not make an investment election, employee contributions and matches were automatically invested in a diversified portfolio of stocks and bonds. Participants could invest in Company stock up to a maximum of 20% of their account. Employees could change their contribution rate and investments at any time. Additional amounts could be contributed by the Company at the discretion of the Company’s Board of Directors. There were no discretionary Company contributions during the period ended December 2, 2008. Participants could also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Piedmont Natural Gas Company, Inc. Salary Investment Plan
Notes to Financial Statements

Note 1. Description of the Plan (Continued)
Participant accounts: Individual accounts were maintained for each Plan participant. Each participant’s account was credited with the participant’s contribution, the Company’s matching contribution, and allocations of Company discretionary contributions, if applicable, and Plan earnings, and charged with any benefit payments and allocations of Plan losses and expenses. Allocations were based on participant earnings or account balances, as defined. The benefit to which a participant was entitled was the benefit that could be provided from the participant’s vested account.
Investments: Participants could direct the investment of their contributions into various investment options offered by the Plan.
Vesting: All participant contributions and earnings thereon were fully vested and nonforfeitable upon allocation to the participants’ accounts. A participant became 100% vested in his employer matching contributions after the participant completed six months of service.
Participant loans: A participant could borrow from his fund account a minimum of $1,000 up to a maximum of $50,000 or 50% of his account balance, whichever was less. The loans were secured by the balance in the participant’s account and bore interest at the average yield of five-year U.S. Treasury notes. Principal and interest were paid ratably through payroll deductions.
Payment of benefits: The vested balance of a participant’s account would be paid to the participant, or, in the case of death, to the spouse or beneficiary, if any, in a single, lump sum of cash or common stock as permitted by the Plan. However, a participant who retired with an account balance of more than $15,000 could elect payment over a specified number of years under an annuity contract purchased from a life insurance company selected by the participant.
Other: Prior to the Plan merger, account balances totaling $1,655,843 of participants in the Payroll Investment Plan were transferred to this Plan and account balances totaling $154,700 were transferred from this Plan to the Payroll Investment Plan during the period ended December 2, 2008.
Note 2. Summary of Accounting Policies
Basis of accounting: The accompanying financial statements of the Plan were prepared under the accrual method of accounting.
Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Piedmont Natural Gas Company, Inc. Salary Investment Plan
Notes to Financial Statements

Note 2. Summary of Accounting Policies (Continued)
Investment contracts: As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.
Prior to December 2, 2008, the Plan invested in investment contracts through a collective trust in the Union Bond & Trust Company Stable Value Fund. As required by the FSP, the statements of net assets available for benefits presents the fair value of the investments in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits was prepared on a contract value basis.
Investment valuation and income recognition through December 2, 2008: The Plan’s investments were stated at fair value. Quoted market prices were used to value investments. Shares of mutual funds were valued at the net asset value held by the Plan at year end. The Plan’s interest in the collective trust was valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end. The investment in the common stock fund was valued at its quoted market price. Participant loans receivable were valued at cost plus accrued interest, which approximates fair value.
Purchases and sales of securities were recorded on a trade-date basis. Interest income was recorded on the accrual basis. Dividends were recorded on the ex-dividend date.
Management fees and operating expenses charged to the Plan for investments in the mutual funds and common trust fund were deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses were reflected as a reduction of investment return for such investments.
Accounting pronouncements: Effective January 1, 2008, the Plan adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements, for its financial assets and liabilities carried at fair value on a recurring basis in the financial statements. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the entity transacts. The adoption of SFAS No. 157 had no effect on these financial statements due to the Plan merger on December 2, 2008.
Benefits paid to participants: Benefit payments to participants were recorded when paid.
Expenses: As provided by the Plan document, administrative expenses (excluding certain trustee and fund management expenses) of the Plan were paid by the Company.

Piedmont Natural Gas Company, Inc. Salary Investment Plan
Notes to Financial Statements

Note 3. Investments
The Plan did not have any investments or assets at December 2, 2008. The Plan’s investments that represent 5% or more of net assets available for benefits as of December 31, 2007, which includes the FSP as described in Note 2, was as follows:

December 31,
2007

Enhanced Stock Market Fund of Wachovia — 130,520 units	$13,724,856
Piedmont Natural Gas Stock Fund — 314,573 units	5,481,851
American Funds The Growth Fund of America (A) — 377,316 shares	12,832,509
American Funds Balanced Fund (A) — 322,817 shares	6,233,604
Union Bond & Trust Company Stable Value Fund — 685,448 units	14,585,878
Dodge & Cox Stock Fund — 76,693 shares	10,603,593
Dodge & Cox Income Fund — 442,959 shares	5,541,417
American Funds Europacific Growth Fund (A) — 190,735 shares	9,702,692
Fidelity Advisor Series I Mid Cap Fund (T) — 244,030 shares	5,763,980

Piedmont Natural Gas Company, Inc. Salary Investment Plan
Notes to Financial Statements

Note 3. Investments (Continued)
During the period from January 1, 2008 to December 2, 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Common trust fund — equity — Enhanced Stock Market Fund of Wachovia	$(5,229,005)

Common collective trust fund — Stable value	573,346

Common stock fund — Piedmont Natural Gas Stock Fund	905,739

Mutual funds:
Balanced	(1,786,297)
Fixed income	(813,955)
Equity	(16,570,708)
International equity	(4,785,113)
Other	(110,378)

Total mutual funds	(24,066,451)

Net depreciation in fair value of investments	$(27,816,371)

During 2008, the credit and liquidity crisis in the United States and throughout the global financial system resulted in substantial volatility in financial markets and the banking system. These and other economic events have had a significant adverse impact on most investment securities. As a result, the Plan’s investments incurred a significant decline in fair value during the 2008 Plan year.
Note 4. Federal Income Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated May 20, 2003, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Piedmont Natural Gas Company, Inc. Salary Investment Plan
Notes to Financial Statements

Note 5. Exempt Party-in-Interest Transactions
Certain Plan investments were shares of a mutual fund and units of participation in a common trust fund managed by Wachovia. Wachovia was the trustee as defined by the Plan, and therefore, these transactions qualified as exempt party-in-interest transactions. Fees paid by the Plan to Wachovia for investment management services amounted to $220,201 for the period from January 1, 2008 to December 2, 2008.
At December 2, 2008, the Plan held no units of common stock of the Company, the sponsoring employer. At December 31, 2007, the Plan held 314,573 units of common stock of the Company with a cost basis of $4,179,031 and fair value of $5,481,851. During the period from January 1, 2008 to December 2, 2008, the Plan recorded dividend income on the common stock of the Company of $183,473.
Note 6. Reconciliation of Differences Between these Financial Statements and the Financial Information Required on Form 5500

	December 2,	December 31,
	2008	2007

Net assets available for benefits as presented in these financial statements	$—	$96,910,196
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	(114,782)

Net assets available for benefits per the Form 5500	$—	$96,795,414

January 1, 2008
to
December 2, 2008
Total investment loss per the financial statements	$(26,267,308)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	114,782

Total investment loss per the Form 5500	$(26,152,526)

Piedmont Natural Gas Company, Inc. Salary Investment Plan
Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)
December 2, 2008

Description of investment
including maturity date,
Identity of issuer, borrower,	rate of interest, collateral,	Current
lessor, or similar party	par or maturity value	value

None — All assets were transferred to the Piedmont Natural Gas Company, Inc. 401(k) Plan, formerly known as the Piedmont Natural Gas Company, Inc. Payroll Investment Plan, on December 2, 2008.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Piedmont Natural Gas Company, Inc. 401(k) Plan (Name of Plan) Piedmont Natural Gas Company, Inc. Salary Investment Plan (Name of Plan)
Date June 15, 2009	/s/ Renee H. Metzler
Renee H. Metzler
Director — Compensation and Benefits and Plan Administrator

Exhibit Index

23.1	Consent of Independent Registered Public Accounting Firm — Piedmont Natural Gas Company, Inc. 401(k) Plan

23.2	Consent of Independent Registered Public Accounting Firm — Piedmont Natural Gas Company, Inc. Salary Investment Plan